Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Effective Profitable Software, Inc.

Registration Statement on Form SB-2

Filed with the Securities and Exchange Commission on June 7, 2005

(Registration No. 333-125606)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Effective Profitable Software, Inc. (the “Company”) hereby applies for the withdrawal of its registration statement on Form SB-2, File No. 333-125606, which was filed on June 7, 2005 (the “Registration Statement”).

The reasons for the withdrawal of the Registration Statement are as follows: the Company is in the process of amending its Form 8K originally filed on May 13, 2005 to included re-audited financial statements for the period ended December 31, 2004 and changing its fiscal year end to December 31; the Company is undertaking to file its quarterly reports on Form 10-QSB for the periods ended June 30, 2005, September 30, 2005, and March 31, 2005; the Company is undertaking to file its annual report on Form 10-KSB for the year ended December 31, 2005.

No sales of any of the Company’s securities have been completed. All of the potential investors’ funds in escrow will be returned promptly to the investors. The Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

EFFECTIVE PROFITABLE SOFTWARE, INC.

By:	/s/ Gary Moore
Gary Moore
President